           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 4, 1995

                                  $300,000,000

                [ASSOCIATES CORPORATION OF NORTH AMERICA LOGO]

                       6% Senior Notes due March 15, 1999

                            ------------------------

     Interest on the Notes is payable semiannually on March 15 and September 15 of each year, commencing September 15, 1996. The Notes will not be redeemable prior to maturity.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
                 RELATES. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                            ------------------------

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                        PUBLIC(1)           DISCOUNT(2)         COMPANY(1)(3)
-------------------------------------------------------------------------------------------------
Per Note..........................        99.780%              .154%               99.626%
-------------------------------------------------------------------------------------------------
Total.............................     $299,340,000          $462,000           $298,878,000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

------------

(1) Plus accrued interest, if any, from March 19, 1996.

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting expenses payable by the Company, estimated at $290,000.

                            ------------------------

    The Notes are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the offices of the Underwriter in New York, New York, or through the facilities of The Depository Trust Company, on or about March 19, 1996, against payment therefor in immediately available funds.

                            ------------------------

                               UBS SECURITIES LLC

March 14, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Current Report on Form 8-K dated February 13, 1996 and its Annual Report on Form 10-K for the year ended December 31, 1994, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                               FOR THE YEAR ENDED DECEMBER 31
                                                  --------------------------------------------------------
                                                    1991        1992        1993        1994        1995
                                                  --------    --------    --------    --------    --------
                                                                (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges................................ $2,753.2    $2,931.9    $3,250.7    $3,866.7    $4,805.3
  Insurance premiums.............................    202.5       209.9       242.2       293.5       325.1
  Investment and other income....................    163.3       182.8       196.7       227.7       254.0
                                                  --------    --------    --------    --------    --------
                                                   3,119.0     3,324.6     3,689.6     4,387.9     5,384.4
Expenses --
  Interest expense...............................  1,278.5     1,222.8     1,291.8     1,509.7     1,979.8
  Operating expenses.............................    705.4       807.4       979.6     1,191.6     1,417.8
  Provision for losses on finance receivables....    423.7       504.0       468.9       569.9       729.7
  Insurance benefits paid or provided............     91.1       100.0       114.9       144.1       135.7
                                                  --------    --------    --------    --------    --------
                                                   2,498.7     2,634.2     2,855.2     3,415.3     4,263.0
                                                  --------    --------    --------    --------    --------
Earnings Before Provision for Income Taxes and
  Cumulative Effect of Changes in Accounting
  Principles.....................................    620.3       690.4       834.4       972.6     1,121.4
Provision for Income Taxes.......................    219.6       240.7       310.7       369.1       413.3
                                                  --------    --------    --------    --------    --------
Earnings Before Cumulative Effect of Changes in
  Accounting Principles..........................    400.7       449.7       523.7       603.5       708.1
Cumulative Effect of Changes in Accounting
  Principles(a)..................................       --       (10.0)         --          --          --
                                                  --------    --------    --------    --------    --------
Net Earnings..................................... $  400.7    $  439.7    $  523.7    $  603.5    $  708.1
                                                  ========    ========    ========    ========    ========
Ratio of Earnings to Fixed Charges(b)............     1.48        1.56        1.64        1.64        1.56
                                                  ========    ========    ========    ========    ========

---------------

(a) The Company recorded a one-time cumulative effect of changes in accounting principles related to the adoption, effective January 1, 1992, of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109, "Accounting for Income Taxes".

(b) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                                      DECEMBER 31     DECEMBER 31
                                                                         1994            1995
                                                                      -----------     -----------
                                                                             (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents..........................................  $   361.1       $   309.2
  Investments in Debt and Equity Securities
     Bonds and Notes.................................................      567.6           872.1
     Stocks..........................................................       41.9            12.6
                                                                       ---------       ---------
          Total Investments in Debt and Equity Securities............      609.5           884.7
  Finance Receivables, net of unearned finance income
     Consumer Finance................................................   21,159.8        24,609.2
     Commercial Finance..............................................    9,815.9        11,759.1
                                                                       ---------       ---------
          Total Net Finance Receivables..............................   30,975.7        36,368.3
  Allowance for Losses on Finance Receivables........................     (932.4)       (1,109.2)
  Insurance Policy and Claims Reserves...............................     (545.6)         (602.8)
  Other Assets.......................................................    1,218.9         1,173.5
                                                                       ---------       ---------
          Total Assets...............................................  $31,687.2       $37,023.7
                                                                       =========       =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper................................................  $11,640.5       $12,732.7
     Bank loans......................................................      571.4           702.0
  Long-Term Debt, unsecured due within one year
     Senior..........................................................    1,973.1         2,611.3
     Subordinated....................................................         --              --
     Capital.........................................................        0.1             0.1
  Accounts Payable and Accruals......................................      726.0           833.5
  Long-Term Debt, unsecured
     Senior..........................................................   12,848.3        15,558.4
     Subordinated....................................................      141.2           141.2
     Capital.........................................................        0.5             0.5
                                                                       ---------       ---------
          Total Long-Term Debt.......................................   12,990.0        15,700.1
  Stockholders' Equity...............................................    3,786.1         4,444.0
                                                                       ---------       ---------
          Total Liabilities and Stockholders' Equity.................  $31,687.2       $37,023.7
                                                                       =========       =========

                             ---------------------

                              RECENT DEVELOPMENTS

     On February 9, 1996, the Company's immediate parent corporation, Associates First Capital Corporation ("AFCC"), announced that a registration statement had been filed with the Securities and Exchange Commission for a potential initial public offering of up to a 19.8% interest in AFCC's common stock.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company, will be issued under an indenture dated as of November 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank (National Association), as Trustee ("Chase"), will be limited to $300,000,000 aggregate principal amount and will mature on March 15, 1999. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from March 19, 1996 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on March 15 and September 15 of each year, commencing on September 15, 1996, to the persons in whose names the Notes are registered at the close of business on the February 28 and August 31, as the case may be, next preceding such Interest Payment Date. Payment of interest will be made by check mailed to the persons entitled thereto; provided, however, that such payment of interest will be made by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by Chase not later than five business days prior to the record date for the applicable Interest Payment Date. Payment of principal at maturity will be made in immediately available funds upon surrender of a Note.

     The Notes may be presented for payment or for transfer or exchange at the Corporate Trust Office of Chase, presently located at 4 Chase MetroTech Center (3rd Floor), Brooklyn, New York 11245 or, at the option of the holder, at Chase's corporate trust facility in the Borough of Manhattan, The City of New York, presently located at Chase Institutional Trust Window, 1 Chase Manhattan Plaza, 1B, New York, New York 10081 or at any other office or agency maintained by the Company for such purpose. The Company may from time to time vary the location of any such offices but will at all times maintain an office or agency in the Borough of Manhattan for presentation for payment or for transfer or exchange. Wire transfer instructions shall be provided to Chase at either of the aforementioned offices.

     The Notes are to be issued only in registered form without coupons in denominations of $1,000 and any multiple of $1,000.

DIVIDEND RESTRICTION

     The Notes will provide that, as long as any of the Notes shall remain Outstanding, the Company will not, during any fiscal year of the Company, beginning with the fiscal year ending December 31, 1996, pay any dividends (other than dividends payable in shares of any class of capital stock of the Company) on its common stock if, after giving effect to such payment, the aggregate amount of such dividends paid during such fiscal year would, except as provided below, exceed the sum of (1) 100% of any extraordinary gains and any gains on sales not in the ordinary course of business of assets of the Company and its Consolidated Subsidiaries for such fiscal year, in each case on an after-tax basis, plus (2) 50% of the amount (if positive) equal to the consolidated net earnings of the Company and its Consolidated Subsidiaries for such fiscal year, determined in accordance with generally accepted accounting principles, less such extraordinary gains and such gains on sales not in the ordinary course of business, plus (3) 100% of any aggregate increase in the Company's paid-in capital resulting from sales of its capital stock or contributions to its capital during such fiscal year. Any such amounts available for the payment of dividends in such fiscal year and not so paid may be paid in any one or more of the five subsequent fiscal years. The foregoing limitations shall not apply to any company into which the Company shall be merged, with which the Company shall be consolidated or to which substantially all the assets of the Company shall be transferred; provided, that such company shall have satisfied all the requirements of the Indenture.

REDEMPTION

     The Notes are not redeemable prior to maturity.

CONCERNING THE TRUSTEE

     Chase serves as trustee with respect to two series of Debt Securities issued under an indenture dated as of December 1, 1985 and two other series of Debt Securities previously issued under the Indenture.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to UBS Securities LLC (the "Underwriter"), and the Underwriter has agreed to purchase, all the Notes if any are purchased.

     The Company has been advised by the Underwriter that it proposes to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of 0.150% of the principal amount per Note. The Underwriter may allow and such dealers may reallow a concession not in excess of 0.125% of the principal amount per Note to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

     The Company has been advised by the Underwriter that the Underwriter currently intends to make a market in the Notes, but may discontinue market making at any time without notice. The Company cannot predict the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL OPINIONS

     The legality of the Notes will be passed upon for the Company by its Assistant General Counsel, Timothy M. Hayes, 250 Carpenter Freeway, Irving, TX 75062-2729, and for the Underwriter by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, 125 West 55th Street, New York, New York 10019.

================================================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
           PROSPECTUS SUPPLEMENT
Summary Financial Information.........  S-2
Description of the Notes..............  S-4
Underwriting..........................  S-5
Legal Opinions........................  S-5
                 PROSPECTUS
Available Information.................    2
Documents Incorporated by Reference...    2
The Company...........................    3
Application of Proceeds...............    3
Description of Debt Securities........    4
Description of Warrants...............    8
Plan of Distribution..................    9
Legal Opinions........................   10
Experts...............................   10

================================================================================


================================================================================

                                 $300,000,000


                [ASSOCIATES CORPORATION OF NORTH AMERICA LOGO]


                               6% Senior Notes
                              due March 15, 1999



                        ------------------------------
                            PROSPECTUS SUPPLEMENT

                                MARCH 14, 1996
                        ------------------------------



                              UBS SECURITIES LLC

================================================================================